WIRED ASSOCIATES SOLUTIONS, INC.
1559 EAST 38TH STREET
BROOKLYN, NEW YORK 11234

January 13, 2012

Claire DeLabar
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wired Associates Solutions, Inc.
Form 10-K for the fiscal year ended October 31, 2011
Filed December 15, 2011
File No. 0-53161

Dear Ms. DeLabar:

By letter dated December 16, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Wired Associates Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comment on the Form 10-K for the fiscal year, originally filed on December 15, 2011 (the “Current Report”).  We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment.  For your convenience, the comment is listed below, followed by the Company’s response.

Form 10-K filed December 15, 2011

Financial Statements

Reports of Independent Registered Public Accounting Firm, page 13

1.
Please provide a report of independent registered public accounting firm, pursuant to Rules 2-02 and 8-02 of Regulation S-X. Please amend your Form 10-K to include an audit report that covers each of the periods presented, including the years ended October 31, 2011 and 2010 in addition to the period from February 14, 2003 (inception) to October 31, 2011.

RESPONSE: We have amended our yearly report on Form 10-K to provide a report of our independent registered public accounting firm, pursuant to Rules 2-02 and 8-02 of Regulation S-X. Our amended 10-K includes an audit report that covers each of the periods presented, including the years ended October 31, 2011 and 2010 in addition to the period from February 14, 2003 (inception) to October 31, 2011.

Further, the Company acknowledges that:

(1)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Jacqueline Winwood
Jacqueline Winwood
Chief Executive Officer